130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 23, 2017	No. 17-02

Avalon Announces the Results of its 2017 Annual and Special Meeting of
Shareholders

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce the results of its 2017 Annual and Special Meeting of Shareholders held in Toronto, Ontario on February 22, 2017 (the “Meeting”).

At the Meeting, all five director nominees listed in the Company’s information circular dated January 10, 2017 were elected as directors of the Company. The detailed results of the vote are as follows:

Director		Number of Votes Cast	Percentage of Votes Cast

Donald Bubar	In Favour:	29,932,828	96.86
	Withheld:	970,654	3.14
Brian MacEachen	In Favour:	29,927,482	96.84
	Withheld:	976,000	3.16
Alan Ferry	In Favour:	29,949,291	96.91
	Withheld:	954,191	3.09
Jane Pagel	In Favour:	29,972,222	96.99
	Withheld:	931,260	3.01
Kenneth G. Thomas	In Favour:	29,947,401	96.91
	Withheld:	956,081	3.09

Former director Peter McCarter has retired from business and, accordingly, chose not to stand for re-election. Avalon President & CEO, Don Bubar, thanks Mr. McCarter for his 10 years of service to Avalon, especially as a member of the Company’s Audit Committee and as chair of the Company’s Compensation, Governance and Nominating Committee.

In addition, at the Meeting shareholders appointed Deloitte LLP as auditors of the Company and approved amendments to, as well as all unallocated options, rights or other entitlements under the Company’s stock option plan.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.